06008167

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2 2006 BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAR 09 2006

SEC FILE NUMBER
8- 65216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Midwest Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 East Ninth Street, Suite 3232
(No. and Street)

Cleveland	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sal Raffa (216) 592-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAY 30 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sal Raffa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Midwest Securities Corp, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

S. Raffa
Signature

Chief Financial Officer
Title

2.16.06
Notary Public
Denise C. Klemencic
My Commission expires July 31st, 2010

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).*

KPMG

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Midwest Securities Corp.:

We have audited the accompanying statements of financial condition of FTN Midwest Securities Corp. (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FTN Midwest Securities Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2005 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2006

FTN MIDWEST SECURITIES CORP

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	1,383,292	662,749
Securities owned, at market value		30,182,831	23,337,132
Receivable from clearing organization, net		1,237,810	1,355,611
Due from First Tennessee Bank National Association		291,556	896,613
Deposit with clearing organizations		225,000	200,000
Furniture, equipment, and leasehold improvements, net of depreciation and amortization expense		1,079,367	1,193,243
Goodwill		17,644,533	17,644,533
Other intangibles, net of amortization expense		1,569,676	2,902,136
Other assets		2,958,856	1,759,746
Total assets	$	56,572,921	49,951,763
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation and benefits	$	6,077,608	5,467,456
Accounts payable and accrued liabilities		1,120,150	566,870
Deferred tax liability		1,366,488	1,146,583
Securities sold, not yet purchased		386,763	462,102
Total liabilities		8,951,009	7,643,011
Stockholder's equity:			
Common stock, $0.001 par value 10,000 shares authorized, issued, and outstanding		10	10
Additional paid-in capital		30,236,359	30,236,359
Retained earnings		17,385,543	12,072,383
Total stockholder's equity		47,621,912	42,308,752
	$	56,572,921	49,951,763

See accompanying notes to financial statements.